Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES RESULTS OF ITS

ANNUAL MEETING OF LIMITED PARTNERS

ATHENS, GREECE, October 3, 2022 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that it held its annual meeting of Limited Partners in Athens, Greece on September 22, 2022. At that meeting:

1.	Keith Forman was re-elected to act as a Class III Director until the Partnership’s 2025 annual meeting of Limited Partners (“Proposal One”);

2.	Eleni Tsoukala was re-elected to act as a Class III Director until the Partnership’s 2025 annual meeting of Limited Partners (“Proposal Two”);

3.	The appointment of Deloitte Certified Public Accountants S.A., as independent registered public accounting firm for the fiscal year ending December 31, 2022, was ratified (“Proposal Three”).

No other actions were taken at the meeting.

Proposal One and Proposal Two were respectively approved by 89.75% and 89.68% of the Partnership’s common units entitled to vote and represented at the meeting (excluding common units owned by the Partnership’s sponsor, Capital Maritime & Trading Corp. and its affiliates). Proposal Three was approved by 98.87% of the Partnership’s common units entitled to vote and represented at the meeting.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 19 vessels, including six latest generation LNG carriers, nine Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier. CPLP has also agreed to acquire three 13,278 TEU container vessels and one LNG carrier between the fourth quarter of 2022 and the second quarter of 2023.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com